FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          28 March 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding MMS INTERCONNECT sent to the London Stock Exchange on 28 March 2003 press release


Ref: 09-2003
Date: 28th March 2003



                O2 FIRST TO PROVIDE MMS INTERCONNECT WITH ALL UK
                                   NETWORKS*



O2 today announced multimedia messaging (MMS) interconnect with Vodafone in the UK. Similar agreements were announced with Orange and T-Mobile in January 2003 which means that with immediate effect, O2 customers can send and receive full multimedia messages (incorporating pictures, sound and text) to any user on any other UK mobile phone network*. Sending an MMS will now be as easy and intuitive as sending a text. Furthermore, from April 1st 2003, O2 customers can get half price media messages**.

In Germany, O2 was the first operator to offer customers MMS interconnect across all networks. In the Netherlands, O2 has already has MMS interconnect with Vodafone. Talks with other operators in Ireland and the Netherlands are well underway.

Dave McGlade CEO O2 UK said: "Enabling customers to send and receive media messages across the different networks is one of the most critical steps towards widespread media messaging adoption. As with texting, the secret to widespread take-up is making the service simple and intuitive to use and ensuring a critical mass of enabled handsets".

O2 announced media messaging in October 2002, and research conducted on behalf of O2 UK highlights that 74% of O2 media messaging users are likely to recommend MMS to others, and 63% have already done so(1). Separate research indicates that the O2 media messaging value added services, available via the O2 portal, are the easiest to use and most comprehensive(2). This service enables customers to send pictures to a personal web space using a short code, edit and store their pictures in an online photo album, and create unique images and cartoons.

O2 media messaging offers roaming in 24 countries including Ireland, Germany, Netherlands, France, Italy, Spain and Hong Kong.



                                     -ends-

Notes to editors

*Does not include 3G network "3". Applies to all O2 accredited media messaging handsets on the O2 UK network. (Not all media messaging handsets support sound).

** From April 1st, the normal cost of sending an MMS will be 35p per message. Customers can reduce this cost by choosing an O2 "Bolt On" option. These options provide customers with additional blocks of texts or media messages. From April 1st 2003 O2 the following range of "Bolt On" options will be available.


Bolt On Price    Number of messages    -  1 text uses 1 message unit

GBP3               50                  -  1 media message uses 4 message units

GBP5               100                 -  Texts and media messages can be mixed

GBP7               150                 -  Texts can therefore be made from
                                          just 4p or media messages from just
                                          16p.

GBP9               200

GBP16              400


(1) Source: O2 media messaging post launch evaluation wave 2, Taylor Nelson Sofres, February 2003

(1) Source: Report to O2, Competitive Heuristic Evaluation, Usability By Design, November 2002.



About O2 UK

-         The business operations of mmO2 plc are branded O2.

- O2 (UK) Ltd has nearly 11.5 million customers (end Oct 2002), of which 33% are contract and the remainder pre-pay. The proportion of service revenues generated by data usage in the last quarter is 15.3%. The number of SMS messages handled by O2 UK over the year was 4.4 billion.

- O2 UK's GSM network, including GPRS capability, covers over 99% of the population and approximately 90% of the UK by land area, and comprises over 9,000 base stations.

- O2 UK was the first mobile network in the world to have launched and rolled-out commercial GPRS services. Work is underway to develop its future 3G network capability, including an agreement with T-Mobile for constructive infrastructure sharing for the roll-out of 3G coverage.

- The company has over 200 O2 retail stores located across the UK, plus a 40% shareholding in The Link Stores Limited.

- International roaming agreements with 325 networks allow our customers to receive and make calls in 140 countries. Additionally, O2 customers are now able to roam with GPRS in 24 countries.

-         O2 UK became the first UK mobile operator to achieve registration to
BSEN: ISO 14001, the international environmental standard. The main theme of the standard is continual environmental improvement and endorses our commitment to the positive protection of the environment.



      FOR MORE INFORMATION CONTACT THE O2 UK PRESS OFFICE ON 01753 565656



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 28 March 2003                    By:___/s/ Robert Harwood___

                                            ROBERT HARWOOD
                                          Assistant Secretary